Filed by Exelon Corporation

(Commission File No. 1-16169)

Pursuant to Rule 425 under the Securities

Act of 1933

Subject Company:

NRG Energy, Inc.

(Commission File No. 1-15891)

Safe Harbor Statement

This filing does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This filing relates to a transaction with NRG proposed by Exelon, which may become the subject of a registration statement filed with the Securities and Exchange Commission (the “SEC”). This material is not a substitute for the prospectus/proxy statement Exelon Corporation intends to file with the SEC regarding the proposed transaction or for any other document which Exelon may file with the SEC and send to Exelon or NRG stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF EXELON AND NRG ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of any documents filed with the SEC by Exelon through the web site maintained by the SEC at www.sec.gov. Free copies of any such documents can also be obtained by directing a request to the Exelon Investor Relations Department, Exelon Corporation, 10 South Dearborn, Chicago, Illinois 60603.

Exelon and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2007, which was filed with the SEC on February 7, 2008, and its proxy statement for its 2008 Annual Meeting of Shareholders, which was filed with the SEC on March 20, 2008. Other information regarding the participants in a proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in a proxy statement filed in connection with the proposed transaction.

All information in this filing concerning NRG, including its business, operations, and financial results, was obtained from public sources. While Exelon has no knowledge that any such information is inaccurate or incomplete, Exelon has not had the opportunity to verify any of that information.

This filing includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, for example, statements regarding benefits of the proposed merger, integration plans and expected synergies. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. The factors that could cause actual results to differ materially from these forward-looking statements include Exelon’s ability to achieve the synergies contemplated by the proposed transaction, Exelon’s ability to promptly and effectively integrate the businesses of NRG and Exelon, and the timing to consummate the proposed transaction and obtain required regulatory approvals as well as those discussed in (1) Exelon’s 2007 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 19; (2) Exelon’s Third Quarter 2008 Quarterly Report on Form 10-Q in (a) Part II, Other Information, ITEM 1A. Risk Factors and (b) Part I, Financial Information, ITEM 1. Financial Statements: Note 12; and (3) other factors discussed in Exelon’s filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this filing. Exelon does not undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this filing.

*  *  *  *  *

On October 29, 2009, Exelon began meeting with investors to discuss the proposed NRG transaction. The press release that Exelon issued and the presentation used in the meetings are attached to this filing.

*  *  *  *  *

Press release:

Exelon Details the Value Creation Opportunities in an Exelon-NRG Combination

Exelon points to financial strength and growth potential for shareholders of both companies

CHICAGO (Oct. 29, 2008) — Exelon Corporation (NYSE:EXC) today filed with the Securities and Exchange Commission and posted to its Web site a presentation for investors with additional details on the value that would be created by its offer to acquire all of the outstanding common stock of NRG Energy, Inc. (NYSE:NRG) in an all-stock transaction.

“The combination creates clear and compelling value for both Exelon and NRG shareholders,” said Chris Crane, president and COO, Exelon. “It provides earnings and cash accretion, an exceptional growth platform, operations in the most attractive markets, and a strong balance sheet.”

In its presentation, Exelon shared the following benefits:

•	Based on analyst consensus estimates, the deal will be accretive in the first full year following closing.

•	The transaction provides potential value creation through synergies of $1.5 to $3 billion, reflecting an annual reduction in operating expenses of the combined company of 3%-5%.

•

The combined company brings together NRG’s high-quality fossil fleet with Exelon’s world-class nuclear fleet, which will have requisite scope, scale and financial strength to succeed in an increasingly volatile energy market.

•

The combined company will continue to rely on low-cost and less volatile fuel sources, including uranium, as well as Powder River Basin and lignite coals, which account for roughly 90% of the generation of the combined companies.

•	Geographically complementary assets will give the combined company nationwide reach and access to attractive markets in the U.S.

•	The combination provides a clear path for improving the combined company’s credit metrics and balance sheet strength over the next three years.

•	NRG shareholders will participate in the value to be created through the immediate premium, synergies to be created, and the upside potential in the combined company’s stock.

•	Regulatory hurdles can be reasonably addressed without sacrificing the substantial value that makes the transactional powerful.

An Exelon-NRG combination also provides Exelon with an opportunity to take the next step in advancing the company’s commitment to address climate change. In July, the company launched Exelon 2020: A Low-Carbon Roadmap, a comprehensive plan to reduce, offset or displace 15 million metric tons of greenhouse gas emissions per year by 2020. Exelon not only will continue with this commitment, but also will apply its industry leadership to NRG’s fleet, particularly its coal plants.

“This is the right deal at the right time, for both companies and both sets of shareholders, based on compelling strategic, operational, and financial value drivers,” said John W. Rowe, chairman and CEO, Exelon. “We will continue to move diligently but expeditiously toward completing the proposed transaction.”

The presentation can be accessed at <www.exeloncorp.com/investor>.

# # #

Exelon Corporation is one of the nation’s largest electric utilities with nearly $19 billion in annual revenues. The company has one of the industry’s largest portfolios of electricity generation capacity, with a nationwide reach and strong positions in the Midwest and Mid-Atlantic. Exelon distributes electricity to approximately 5.4 million customers in northern Illinois and Pennsylvania and natural gas to 480,000 customers in the Philadelphia area. Exelon is headquartered in Chicago and trades on the NYSE under the ticker EXC.

Safe Harbor Statement

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This press release relates to a transaction with NRG proposed by Exelon, which may become the subject of a registration statement filed with the Securities and Exchange Commission (the “SEC”). This material is not a substitute for the prospectus/proxy statement Exelon Corporation intends to file with the SEC regarding the proposed transaction or for any other document which Exelon may file with the SEC and send to Exelon or NRG stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF EXELON AND NRG ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of any documents filed with the SEC by Exelon through the web site maintained by the SEC at www.sec.gov. Free copies of any such documents can also be obtained by directing a request to the Exelon Investor Relations Department, Exelon Corporation, 10 South Dearborn, Chicago, Illinois 60603.

Exelon and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2007, which was filed with the SEC on February 7, 2008, and its proxy statement for its 2008 Annual Meeting of Shareholders, which was filed with the SEC on March 20, 2008. Other information regarding the participants in a proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in a proxy statement filed in connection with the proposed transaction.

All information in this press release concerning NRG, including its business, operations, and financial results, was obtained from public sources. While Exelon has no knowledge that any such information is inaccurate or incomplete, Exelon has not had the opportunity to verify any of that information.

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, for example, statements regarding benefits of the proposed merger, integration plans and expected synergies. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. The factors that could cause actual results to differ materially from these forward-looking statements include Exelon’s ability to achieve the synergies contemplated by the proposed transaction, Exelon’s ability to promptly and effectively integrate the businesses of NRG and Exelon, and the timing to consummate the proposed transaction and obtain required regulatory approvals as well as those discussed in (1) Exelon’s 2007 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 19; (2) Exelon’s Third Quarter 2008 Quarterly Report on Form 10-Q in (a) Part II, Other Information, ITEM 1A. Risk Factors and (b) Part I, Financial Information, ITEM 1. Financial Statements: Note 12; and (3) other factors discussed in Exelon’s filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this press release. Exelon does not undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this press release.

*  *  *  *  *

Presentation:

Exelon + NRG: A Compelling Opportunity for Value Creation Investor Meetings

Forward-Looking Statements
2
This presentation includes forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.  These forward-looking statements include, for example, statements regarding benefits of the proposed merger, integration plans and expected synergies.  There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements herein.  The factors that could cause actual results to differ materially from these forward-
looking statements include Exelon Corporation’s ability to achieve the synergies contemplated by the proposed transaction, Exelon’s ability to promptly and effectively integrate the businesses of NRG Energy,
Inc. and Exelon, and the timing to consummate the proposed transaction and obtain required regulatory approvals as well as those discussed herein and those discussed in (1) Exelon’s 2007 Annual Report on Form
10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition
and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 19; (2)
Exelon’s Third Quarter 2008 Quarterly Report on Form 10-Q in (a) Part II, Other Information, ITEM 1A. Risk
Factors and (b) Part I, Financial Information, ITEM 1. Financial Statements: Note 12; and (3) other factors discussed in filings with the Securities and Exchange Commission by Exelon Corporation, Exelon Generation
Company, LLC, Commonwealth Edison Company, and PECO Energy Company (Companies).  Readers are
cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this presentation.  None of the Companies undertakes any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this presentation.
All information in this presentation concerning NRG, including its business, operations, and financial results, was obtained from public sources.  While Exelon has no knowledge that any such information is inaccurate or incomplete, Exelon has not had the opportunity to verify any of that information.
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This presentation relates to a transaction with NRG proposed by
Exelon, which may become the subject of a registration statement filed with the Securities and Exchange
Commission (the “SEC”).  This material is not a substitute for the prospectus/proxy statement Exelon intends to file with the SEC regarding the proposed transaction or for any other document which Exelon may file with the SEC and send to Exelon or NRG stockholders in connection with the proposed transaction.
INVESTORS AND SECURITY HOLDERS OF EXELON AND NRG ARE URGED TO READ ANY SUCH DOCUMENTS
FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY
WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

3
Combined Entity Creates Value By:
•
Providing earnings and cash accretion
•
Creating an exceptional growth platform
•
Operating in the most attractive markets
•
Utilizing a premier balance sheet
•
Allowing Exelon to unlock NRG’s value
•
Giving NRG’s shareholders the opportunity to
participate in future value
•
Presenting manageable regulatory hurdles to close

1. Earnings and Cash Accretion

`
Transaction Is Accretive
Operating
Earnings
per share
Free cash flow
per share
$3.98
$4.59
$4.62
2010E 2011E 2012E
$3.03 $3.02
$4.23
2010E 2011E 2012E
$2.55
N/A N/A
2010E 2011E 2012E
$4.53
$6.25
$6.46
2010E 2011E 2012E
$3.63
N/A N/A
2010E 2011E 2012E
42.5%
$4.96
$6.37
$6.80
2010E 2011E 2012E
9.5% 1.9% 5.3%
Based on analyst consensus estimates for both companies, the deal will be accretive in the first full year following closing.
Exelon NRG Pro forma
4
•Synergies
•Increased interest
expense
5
1. Does not include purchase accounting. One-time cost to achieve of $100 million (pre-tax) and transaction and other costs of $500 million excluded.
2. Free cash flow defined as cash flow from operations less capital expenditures.
3. Based solely on I/B/E/S estimates for Exelon and NRG as of 10/21/08.  Not necessarily representative of either company’s internal forecasts.  Provided for illustration only.  Not intended as earnings guidance or as a forecast of expected results.
4. Numbers in Exelon’s internal forecasts are somewhat lower and accretion is approximately breakeven in 2011.
•Synergies
•Increased interest
expense
1
2

Combination Creates Substantial Synergies
Exelon
Operations & Maintenance: $4,289
NRG
Maintenance & Other Opex: $950
General & Admin Expenses: $309
Other COGS: $454
Pro Forma
Combined Non-fuel Expenses: $6,002
Estimated Annual Cost Savings: $180 - $300
% of Combined Expenses: 3%-5%
Costs to Achieve $100
NPV of Synergies: $1,500-$3,000
6
($ in Millions)
Transaction creates
$1.5 – $3 billion of value
through synergies – with
opportunity for more
1. Company 10-K for 2007 and investor presentations.
2. Based on a preliminary analysis of publicly available information.  Subject to due diligence investigation.

1

Gas price is long-term price in 2008 $/MMBtu, new build cost is long-term combined cycle cost in PJM in 2008 overnight $/kW, carbon year is year in which national cap and trade starts, carbon price is in 2012 $/tonne assuming 7% escalation, moderate recession assumes conditions consistent with current forward prices, and severe recession assumes five years of no load growth.
Clear Value under Multiple Scenarios
Value
Gas Prices
New Build Costs
Carbon Year/Price
Recession
$0
$6.50
$1,300
Moderate
2014/$22
$7.30
$1,100
Moderate
2020/$22
$7.10
$1,100
Severe
2014/$22
$7.30
$1,500
Moderate
2012/$12
$8.60
$1,500
Moderate
7
Long-term Value To Exelon Shareholders
We look at fundamental value creation
under a wide range of future commodity
price scenarios and our analysis suggests
$1-3 billion, possibly more.

NRG is Best Investment Available
0%
4.0%
8.0%
12.0%
16.0%
0.0%
5.0%
10.0%
15.0%
20.0%
25.0%
(10.0%)
0%
5.0%
20.0%
EBITDA / EV Yield Earnings Yield Free Cash Flow Yield
EXC Illustrative
Utilities¹
NRG at
Offer
2009E
2010E
8.0
10.3
12.0
10.9
8.3
11.5
12.1
11.5
IPPs²
EXC Illustrative
Utilities¹
NRG at
Offer
IPPs²
EXC Illustrative
Utilities¹
NRG at
Offer
IPPs²
13.9
15.1
20.1
17.2
14.8
16.2
20.3
17.2
Source: FactSet. Prices as of 10/17/08, I/B/E/S estimates as of 10/21/08.
1.  Illustrative Utilities include CMS, CNL, DPL, TE, WEC, WR.
2.  IPPs include CPN, DYN, MIR, RRI.
4.4
(4.0)
11.1
11.4
4.7
(5.8)
14.1
15.0
15.0%
10.0%
(5.0%)

2. Exceptional Growth Platform

Pro Forma
Exelon

Combined company will have
requisite scope, scale and
financial strength to succeed in an
increasingly volatile energy market
Pro Forma Quick Stats
($s in millions)
Combined assets
1
$73,500
LTM EBITDA 2 $8,000
Market cap 3 $40,500
Enterprise value 3 $63,000
Generating capacity 4 ~47,000MWs
Combination Will Result in Scope, Scale and
Financial Strength
Enterprise
Value
Market Cap
$0
$30
$50
$60
$40
$20
$70
$10
Southern Dominion Duke FPL First
Energy
Entergy
1.  Reflects total assets (under GAAP) with no adjustments. Based upon 6/30/08 Form 10-Q.
2.  Reflects last twelve months EBITDA (Earnings before Income Taxes, Depreciation and Amortization) as of 6/30/08 with no adjustments.
3.  Calculation of Enterprise Value = Market Capitalization (as of 10/17/08) + Total Debt (as of 6/30/08) + Preferred Securities (as of 6/30/08) +
Minority Interest (as of 6/30/08) – Cash & Cash Equivalents (as of 6/30/08).  Debt, Preferred Securities, Minority Interest and Cash & Cash
Equivalents based upon 6/30/08 Form 10-Q.
4. After giving effect to planned divestitures after regulatory approvals.

World Class Nuclear & Fossil Operations
High performing nuclear plant
• Top quartile capacity factor – 94.9%
• Large, well-maintained, relatively young units
Fossil fleet:
• Half of >500 MW coal units are top quartile capacity factor
• 90% of coal fleet lower-cost PRB and lignite
NRG
Premier U.S. nuclear fleet
• Best fleet capacity factor ~ 94%
• Lowest fleet production costs ~ $15 /MWh
• Shortest fleet average refueling outage duration – 24 days
• Strong reputation for performance
Exelon

Nuclear Growth Opportunities
•
Texas offers nuclear growth platform
•
Potential for stretch power uprate (5-7%) on
South Texas Project units 1 and 2
•
Continue momentum established with STP 3
and 4 new build project
•
Continue work on Victoria County nuclear
project
•
Exelon has the financial strength and discipline to
pursue these opportunities
•
Strong balance sheet and credit metrics
•
Demonstrated track record of financial rigor
•
Nuclear depth and expertise

<1%
<1%
Pro Forma
Exelon
~198,000 GWh
1
2009 Historical Forward Coal Prices
Combined Entity Will Continue to Benefit
from Low Cost, Low Volatility Fuel Sources
Powder River Basin and lignite coal supply (90%
of NRG’s coal) provides low-sulfur at a relatively
stable price as compared to northern and
central Appalachian coal mines.
0.00
1.00
2.00
3.00
4.00
5.00
6.00
Powder River Basin
Northern Appalachian
Central Appalachian
Production Costs
0
2
4
6
8
10
12
2000 2001 2002 2003 2004 2005 2006 2007
Nuclear
Gas
Coal
Petroleum
Combined fleet will continue to be
predominantly low-cost fuel.
1% 3% 6%
Other
Coal
1. Based on 2007 data, does not include ~38,000
GWh of Exelon Purchased Power.
Q1 2007 Q2 2007 Q3 2007 Q4 2007 Q1 2008 Q2 2008 Q3 2008
cents/Kwh
$/mmbtu
13
Exelon
~150,000 GWh
1
Nuclear
PRB & Lignite Coal
Other Coal
Gas/Oil
Hydro/Other

0
50
100
150
50 100 150 200 250
2006 Electricity Generated (GWh, in thousands)
NRG
TVA
AEP
Duke
FPL
Southern
Exelon + NRG
Entergy
Exelon
Dominion
Progress
FirstEnergy
Bubble size represents carbon
intensity, expressed in terms of metric
tons of CO2 per MWh generated
SOURCE: EIA and EPA data as compiled by NRDC
Exelon 2020 principles will be applied to the combined fleet
CO2 Emissions of Largest US Electricity Generators
2006 CO2 Emissions
from Electricity
Generation
(in million metric tons)
Largest Fleet, 2
nd
Lowest Carbon Intensity
Top Generators by CO2 Intensity
10
9
8
7
6
5
4
3
2
1
AEP
NRG
Southern
Duke
FirstEnergy
TVA
Progress
Dominion
FPL
Exelon + NRG
Entergy
Exelon
0.83
0.80
0.74
0.66
0.64
0.64
0.57
0.50
0.35
0.31
0.26
0.07

Exelon 2020 and NRG
Offer more low carbon
electricity in the
marketplace
Reduce emissions from
coal/oil fired generation
Help our customers
and the communities
we serve reduce their
GHG emissions
Reduce or offset our
footprint by greening
our operations
Apply Elements of
Exelon 2020 to NRG
Expand the 2020 Plan
•
Expand internal energy efficiency, SF6,
vehicle, and supply chain initiatives to NRG
portfolio
•
Offset a portion of NRG’s GHG emissions
•
Expand energy efficiency program offerings
•
Add capacity to existing nuclear units
through uprates
•
Add new renewable generation
•
Add new gas-fired capacity
•
Continue to explore new nuclear
•
Address older/higher emitting coal
and oil units
•
Invest in clean coal technology R&D
15
Taking the next step in Exelon’s
commitment to address climate change
Options to Evaluate:

3. Presence in Most Attractive Markets

Combination Enables Access to
Attractive New Markets
Exelon
NRG
• Geographically complementary asset base
• Predominantly located in competitive markets
• Attractive new markets for Exelon (NY, NE, CA): declining reserve margins, supportive regulatory structures
• ERCOT portfolio will position Exelon to offer an array of products, capture value, and efficiently utilize credit
6,280 Contracted*
51,403
2,085 CAL ISO
13,027 ERCOT
By RTO
Combined¹
PJM 22,812
MISO 1,065
ISO NE 2,174
NYISO 3,960
SERC 2,405
WECC 45
Total 53,853
By Fuel Type
Combined¹
Nuclear 18,144
Coal 8,986
Gas/Oil 18,801
Other 1,642
Contracted 6,280
*Contracted in various RTOs, mainly in PJM and ERCOT
1. Before Any Divestitures.

4. Balance Sheet and Credit Metrics

Premier Balance Sheet and Credit Metrics
• Committed to returning Exelon Generation’s senior unsecured debt to strong investment grade within the next 3 years
• Targeting stronger credit metrics for the combined entity— 25 - 30%
FFO/debt
• Pay down debt plan will include: NRG balance sheet cash, asset sale proceeds, free cash flow
1. Ratios exclude securitized debt.
2. Senior unsecured credit rating as of 10/24/08. Projected 2008 FFO / Debt as disclosed in 3 quarter 2008 earnings slides.
3. From Standard & Poor’s 8/28/08 CreditStats: Independent Power Producers & Energy Traders – U.S.
19
Exelon
NRG
Today 2011
Credit Rating: BBB
FFO / Debt: 25-30%
Combined
Entity Targets
Credit Rating: BBB-
FFO / Debt: 28%
Credit Rating: B+
FFO / Debt: 18%
2
3
rd
1

5. Exelon Offer For NRG

Compelling Offer For NRG
• Exelon offered to acquire all outstanding common shares of
NRG in an all stock transaction
• Fixed exchange ratio of 0.485 Exelon share for each NRG
common share
• Offer represents a 37% premium to October 17th closing
price for NRG
• All stock offer provides NRG shareholders the opportunity
to participate in the future growth of the largest and most
diversified power company in the nation, with a substantially improved credit profile
• Superior Value Return Policy

Exelon More Than Meets the “Five
Imperatives” Outlined by NRG on May 28, 2008
1.
2.
3.
4.
5.
NRG’s Stated Imperatives
MUST accumulate generation at competitive cost
This transaction accomplishes in one step what several transactions might have accomplished for NRG in these regards.  Given the current difficulty in accessing capital markets, it is unclear whether
NRG would have the ability to meet this objective without Exelon.
Exelon provides NRG stakeholders with broad trading expertise and sound power marketing and risk management practices.  Exelon’s significant experience in markets with locational prices is
particularly relevant since ERCOT is moving to a PJM-type structure.
Exelon’s breadth of operations and depth of service allows
unparalleled access to customers, retail providers, and other sales channels.
NRG stakeholders become part of the most diversified and
competitive generation portfolio operating in 12 different states and 6 different regional transmission organizations.
Deal provides NRG stakeholders with significant value and upside and a share of the largest unregulated generation fleet in the
United States.
MUST be geographically diversified in multiple markets
MUST develop and expand our route to market through
contracting with retail load providers, trading, direct sales, etc
MUST have sophisticated ability to trade, procure, hedge, and originate for electricity and input fuels
MUST develop depth and breadth in key markets, particularly
across fuel types, transmission constraints and merit order
Exelon Combination More
than Meets These Imperatives

Without
Premium
Price
($/kilowatt)
0
1,000
3,000
2,000
With
Premium
Conservative
DCF Estimate
Replacement
Costs
NRG Stock Value NRG Long-Term Value
23
975
1,350
2,050
3,000+
Price per Kilowatt Comparison for Texas Baseload Generation
Exelon Unlocks NRG Value
Less than 45% of
replacement value
Even with premium, purchase
price is 66% of conservative
long-term DCF value

Financing Plan Considerations
• Contemplating structure such that the required refinancing is only ~$4B
• A negotiated deal with NRG can be structured such that
$4.7B of NRG bonds remain in place with no change in
terms, but with substantially improved credit metrics for
those bondholders
• Exelon has existing relationships with many banks
holding ~$4B of other NRG debt; should facilitate
refinancing in connection with a negotiated deal with
NRG.
• Financing commitments are well underway to prepay or
refinance the ~$4B
• The NRG direct lien program for power marketing could be
left in place

6. Manageable Regulatory Hurdles

Modest Divestitures Expected
•
Limited market power issues – not
expected to challenge transaction closing
•
Divestitures anticipated only in PJM
and ERCOT
•
~3,000 MWs of high heat rate gas and
baseload coal plants in liquid markets
1

1. Plants subject to divestiture are de minimus contributors to revenue and earnings.

Principal Regulatory Approvals • Texas, New York, Pennsylvania, California state regulatory commissions • Hart-Scott-Rodino (DOJ/FTC) • FERC • NRC • Notice filing in Illinois 27

Combined Entity Creates Value By:
•
Providing earnings and cash accretion
•
Creating an exceptional growth platform
•
Operating in the most attractive markets
•
Utilizing a premier balance sheet
•
Allowing Exelon to unlock NRG’s value
•
Giving NRG’s shareholders the opportunity to
participate in future value
•
Presenting manageable regulatory hurdles to close

Appendix 29

Exelon Nuclear Fleet Overview

Average in-service time = 27 years
Plant, Location Units Type Vendor
Net Annual
Mean Rating
MW 2008
License Expiration /
Status Ownership
Spent Fuel Storage/
Date to lose full core
discharge capacity
Braidwood, IL 2 PWR W 1194, 1166 2026, 2027 100% 2013
Byron, IL 2 PWR W 1183, 1153 2024, 2026 100% 2011
Clinton, IL 1 BWR GE 1065 2026 100% AmerGen Re-rack completed
Dresden, IL 2 BWR GE 869, 871
Renewed: 2029,
2031
100% Dry cask
LaSalle, IL 2 BWR GE 1138, 1150 2022, 2023 100% 2010
Limerick, PA 2 BWR GE 1149, 1146 2024, 2029 100% Dry cask
Oyster Creek, NJ 1 BWR GE 625
2009; renewal filed
2005
100% AmerGen Dry cask
Peach Bottom, PA 2 BWR GE 570, 570 (1)
Renewed: 2033,
2034
50% Exelon, 50%
PSEG
Dry cask
Quad Cities, IL 2 BWR GE 650, 653 (1) Renewed: 2032
75% Exelon, 25% Mid-
American Holdings
Dry cask
TMI-1, PA 1 PWR B&W 837
2014; renewal filed
2008
100% AmerGen Life of plant capacity
Salem, NJ 2 PWR W 503, 491 (1) 2016, 2020
42.6% Exelon, 56.4%
PSEG
2011
Fleet also includes 4 shutdown units:  Peach Bottom 1, Dresden 1, Zion 1 & 2.
1. Capacity based on ownership interest.
1

NRG Fleet Overview

1. Capacity based on ownership interest.
Plant, Location Type Power Market
Net Annual Mean
Rating MW 2008
Ownership
Cedar Bayou, TX Gas ERCOT 1,500 100%
Greens Bayou, TX Gas ERCOT 760 100%
Limestone, TX Coal ERCOT 1,690 100%
San Jacinto, TX Gas ERCOT 160 100%
SR Berton, TX Gas ERCOT 840 100%
South Texas Project, TX PWR ERCOT 1,175
44% NRG, 40% CPS Energy/City
of San Antonio, 16% Austin
Energy/City of Austin
TH Wharton, TX Gas ERCOT 1,025 100%
WA Parish (coal), TX Coal ERCOT 2,460 100%
WA Parish (gas), TX Gas ERCOT 1,190 100%
Arthur Kill, NY Gas NYISO 865 100%
Astoria Gas Turbines, NY Gas NYISO 550 100%
Conemaugh, PA Coal/Oil PJM 65 3.7%
1

NRG Fleet Overview

Plant, Location Type Power Market
Net Annual Mean
Rating MW 2008
1
Ownership
Connecticut Remote Turbines, CT Jet Fuel/ Gas ISO-NE 145 100%
Devon, CT Gas/Oil/ Jet Fuel ISO-NE 140 100%
Dunkirk, NY Coal NYISO 530 100%
Huntley, NY Coal NYISO 380 100%
Indian River, DE Coal/Oil PJM 740 100%
Keystone, PA Coal/Oil PJM 65 3.7%
Middletown, CT Oil/Gas/ Jet Fuel ISO-NE 770 100%
Montville, CT Oil/Gas/ Diesel ISO-NE 500 100%
Norwalk Harbor, CT Oil ISO-NE 340 100%
Oswego, NY Oil/Gas NYISO 1,635 100%
Somerset, MA Coal/Oil/ Jet Fuel ISO-NE 125 100%
Vienna, MD Oil PJM 170 100%
1. Capacity based on ownership interest.

NRG Fleet Overview

50% 75 ERCOT Wind Sherbino, TX
Plant, Location
2
Type Power Market
Net Annual Mean
Rating MW 2008
1
Ownership
Bayou Cove, LA Gas SERC-Entergy 300 100%
Big Cajun I Gas SERC-Entergy 430 100%
Big Cajun II Coal SERC-Entergy 1,495 85.8%
Sterlington, LA Gas SERC-Entergy 185 100%
Rockford I, IL Gas PJM 300 100%
Rockford II, IL Gas PJM 150 100%
El Segundo, CA Gas Cal ISO 670 100%
Encina (Cabrillo I), CA Gas/Oil Cal ISO 965 100%
Long Beach, CA Gas CAISO 260 100%
Saguaro, NV Gas/Oil WECC 45 50%
San Diego Turbines (Cabrillo II) Gas/Oil Cal ISO 190 100%
Dover Energy, DE Gas/Oil PJM 105 100%
Paxton Creek, PA Gas PJM 10 100%
Gladstone, Australia Coal 605 37.5%
MIBRAG, Germany Lignite Coal 75 50%
Schkopau, Germany Lignite Coal 400
41.9%
1. Capacity based on ownership interest.
2. Elbow Creek (wind, 122 MW), and Cedar Bayou (gas CC, 275 MW) are not included but are expected to come on-line within the next year.